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Annual Statement as to Compliance

For the Year Ended December 31, 2020 (the “Reporting Period”)

Deutsche Mortgage & Asset Receiving Corporation,

Series 2015-DC1

Pursuant to Section 10.11 of the Pooling and Servicing Agreement governing the referenced transaction (the “Servicing Agreement”), I hereby attest that:

i.              A review of the activities and performance of Berkadia as Subservicer during the Reporting Period has been made under my supervision.

ii.             To the best of my knowledge, based on such review, Berkadia as Subservicer has fulfilled, in all material respects, its obligations under this Subservicing Agreement throughout the Reporting Period and no default by the Subservicer under the Subservicing Agreement has occurred and is continuing.

Berkadia,

/s/ Mark E. McCool

Mark E. McCool

President

February 10, 2021